UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 8 August 2011
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X          Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes                No X

Issued by Harmony Gold
Mining Company Limited

8 August 2011

For more details contact:
Marian van der Walt
Executive: Corporate and
Investor Relations
+27 82 888 1242(mobile)

Corporate Office
:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000
www.harmony.co.za

JSE:         HAR
NYSE:      HMY
ISIN No.:  ZAE000015228

Registration number:
1950/038232/06
Settlement of US class action against Harmony, subject to final court approval

Johannesburg, 8 August 2011: Harmony Gold Mining Company Limited (Harmony)
is pleased to announce that it has reached a mutually acceptable settlement with the lead plaintiff in the class action filed against it in the United States (US) District Court for the Southern District of New York in May 2008. The settlement requires final approval from the court on or after a hearing scheduled for the 10 th
of November
2011 and no assurance can be given that the settlement will ultimately be approved.

Harmony did not admit to any liability in connection with the proposed settlement and, if finally approved, the settlement will result in the dismissal of all claims against
Harmony.

The class action was instituted against Harmony on the basis of alleged losses suffered by investors in certain securities traded in US securities markets during the alleged class period (25 April 2007 to and through 7 August 2007).
Graham Briggs, chief executive officer, commented that: “A mediated settlement process was followed to avoid protracted and expensive litigation. Management will continue to focus on what is important
– producing safe, profitable ounces and report
its results in a transparent and responsible manner.”
ends.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: August 8, 2011
Harmony Gold Mining Company Limited
By: /s/ Hannes Meyer
Name: Hannes Meyer
Title: Financial Director